REGARDING ESTABLISHMENT OF THE SECOND STEELWORKS IN INDIA

POSCO and the Government of the State of Karnataka entered into a memorandum of understanding in June 2010 to collaborate in the construction of an integrated steel mill in Karnataka, India (“Project”).

Due to extended delays in the mining lease application process caused by other illegal mining operations in the area and in land acquisition near Bellary mining sector caused by protests in the State of Karnataka, POSCO has agreed with the Government of the State of Karnataka to discontinue the Project.